July 1, 2021

BY EMAIL

Julien Bourgeois, Esq.
Dechert LLP
1900 K Street NW
Washington, DC 20006

          Re:      Guggenheim Active Allocation Fund
                   Initial Registration Statement on Form N-2
                   File No. 333-256687

Dear Ms. Lee:

        On June 1, 2021, Guggenheim Active Allocation Fund (the    Fund   )
filed an initial
registration statement (   Registration Statement   ) on Form N-2 under the
Securities Act of 1933
and the Investment Company Act of 1940.

        The staff has reviewed the above-referenced initial registration statement. Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. Page references in the comments are to the EDGAR filed pdf page of the filing. Based on our review, we have the following comments. 1

General Comments

1. We note that significant portions of the registration statement are missing information or contain bracketed disclosure. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

2. Please tell us if you have presented any test the waters materials in connection with this offering. We may have additional comments based on your response.

3. Prior to seeking effectiveness, please confirm that FINRA has reviewed the proposed underwriting terms and arrangements for the offering, including the amount of compensation


1
    Capitalized terms have the same meaning as in the registration statement unless otherwise indicated.
 Julien Bourgeois, Esq.
July 1, 2021
Page 2 of 5

    to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

4. Please advise us if you have submitted or expect to submit any exemptive applications or no-
   action requests in connection with your registration statement.

Outside Front Cover

5. Please provide a toll-free telephone number for investors to make shareholder inquiries. See
   Form N-2, Item 1.1(d).

Limited Term and Eligible Tender Offer (p. 4)

6. With respect to the completion of an Eligible Tender Offer leading to the
Fund   s perpetual
   existence, please disclose that the Adviser may have a potential conflict of interest in seeking to convert the Fund to a perpetual trust and in recommending any extension of the initial
   Dissolution Date.

7. Please disclose, where appropriate, who will pay the costs and expenses associated with conducting a tender offer, regardless of whether a tender offer is consummated.

Prospectus Summary (pp. 5-42)

8. We note that the Prospectus Summary section is 46 pages long. The summary should provide a clear and concise description of the key features of the offering and the Fund, with cross references to relevant disclosures elsewhere in the Prospectus or Statement of
   Additional Information. Please revise. See Instruction to Item 3.2 of Form
N-2.

9. With respect to the Investment Funds paragraph of the Investment Portfolio section, if
   indirect expenses from    investing in other investment companies    are
more than one basis
   point, please add a caption for acquired fund fees and expenses (   AFFE   )
and reflect such
   fees in the expense table.

10. With respect to the Management of the Fund section, please explain
effective leverage    in
    plain English.

Summary of Fund Expenses (p. 42)

11. Please provide the staff with a completed fee table and expense example for our review.

Use of Financial Leverage (pp. 52-54)
 Julien Bourgeois, Esq.
July 1, 2021
Page 3 of 5

12. Please supplementally advise whether the Fund will continue to use leverage during the wind-down period prior to the Termination Date and, if so, why it would be appropriate to do
    so.

Portfolio Management (pp. 78-79)

13. Please provide a basis for an investor to assess the expertise and
experience of the Fund   s
    investment advisers with respect to the foreign markets in which the Fund will invest.

14. Please disclose that the Sub-Advisers are jointly and primarily responsible for the day-to-day
    management of the Fund   s portfolio if applicable.

Anti-Takeover and Other Provisions in the Fund   s Governing Documents (pp.
83-84)

15. According to the disclosure, the Fund   s Governing Documents provide for
restrictions on
    acquisition of control shares. We note that the Fund is a Delaware statutory trust and that
    Delaware has not adopted a control share acquisition statute. Please supplementally explain
    the legal basis for including these provisions in the Fund   s Governing
Documents.

Repurchase of Common Shares; Conversion to Open-End Fund (p. 85)

16. The Prospectus notes that the Board may take action to initiate an open market repurchase or tender offer to reduce or eliminate market discounts. Please discuss the specific repurchase plan, if applicable.

17. Please discuss the factors that the Board will consider in determining whether to propose a conversion.

Cryptocurrency, Digital Assets, or Virtual Currency Investments (p. 95)

18. Please note that the    Staff Statement on Funds Registered Under the
Investment Company
    Act Investing in the Bitcoin Futures Market    encourages any closed-end
fund that seeks to
    invest in the Bitcoin future markets to consult with the staff, prior to the filing of a registration statement. With respect to the Fund seeking investment exposure to cryptocurrency, please provide the percentage allocation of Fund assets to cryptocurrency,
    including the type of cryptocurrency. Please discuss the Fund   s
anticipated compliance with
    the Investment Company Act and its rules, and how the Fund would provide for appropriate investor protection. We may have further comments.

19. Please state prominently in the Prospectus that the Fund will not invest directly or indirectly
    (e.g., Bitcoin derivatives) in cryptocurrencies. In addition, state that, as the Fund does not invest directly or indirectly in cryptocurrencies, the Fund is not expected to track the price movements of any cryptocurrency.
 Julien Bourgeois, Esq.
July 1, 2021
Page 4 of 5

20. Please disclose that the Fund will only invest in cash-settled futures traded on an exchange registered with the Commodities Futures Trading Commission.

21. With respect to the Fund seeking investment exposure to cryptocurrency through investment vehicles that offer exposure to Bitcoin, please specify exactly what other investment vehicles the Fund may invest in.

Consideration of Environmental, Social and Governance (   ESG   ) Criteria (p.
95)

22. Please consider moving the Consideration of ESG Criteria paragraphs to the section of the
    Prospectus responding to Item 8 of Form N-2.

23. Please describe the criteria the Sub-Adviser uses in assessing the information available from
       third-party research,    consistent with its chosen ESG considerations.

24. Please disclose, where appropriate, how the Fund will approach relevant ESG proxy issues for their portfolio companies. Alternatively, the Fund should explain in correspondence why it believes such disclosure is not required.

Codes of Ethics (p. 114)

25. Please confirm whether the Fund   s code of ethics applies to transactions
in Bitcoin and
    Bitcoin futures and whether employees are required to pre-clear such transactions.

Part C (p. 122)

26. Per the FAST Act, please include Securities Act file numbers and hyperlinks to each exhibit identified in the exhibit index, and any other information incorporated by reference in the registration statement, if filed on EDGAR. See Rule 411 under the Securities Act and Rule
    0-4 under the Investment Company Act.

27. Please file the other finalized exhibits once they are available, but at least one week before anticipated effectiveness.

                                                ***

A response to this letter should be in the form of a pre-effective amendment filed pursuant to
Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.
 Julien Bourgeois, Esq.
July 1, 2021
Page 5 of 5



If you have any questions, please call me at (202) 551-5912. Additionally, courtesy copies of documents or letters filed on EDGAR may be emailed to me at McLarenD@sec.gov.


                                                     Sincerely,

                                                     /s/

                                                     DeCarlo McLaren
                                                     Senior Counsel
                                                     Disclosure Review and
Accounting Office


cc:
        Michael Pawluk, Senior Special Counsel
        Sumeera Younis, Branch Chief